October 7, 2021

Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On July 30, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Tuttle Capital Short Innovation ETF f/k/a the Short ARKK ETF (the “Fund”) filed post-effective amendment No. 98 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On September 13, 2021, you provided comments by phone to Brian Doyle-Wenger. On October 6, 2021, you provided additional comments to Mr. Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

General

1.       Comment. The Staff notes that the Fund seeks to achieve the inverse (-1x) of the return of the ARK Innovation ETF for a single day, not for any other period. Please add disclosure commonly found in the prospectuses of other inverse ETFs to the Fund’s cover, summary principal investment strategy, principal investment risks, and principal investment strategy statutory sections that discloses the risks associated with inverse ETF strategies. Please also add additional disclosure including a chart to the Fund’s summary principal risk section that illustrates the risk of market volatility on the Fund’s returns. Furthermore, please add disclosure and charts to the Fund’s statutory principal investment strategy section that discloses the impact of fees and expenses on the return of the Fund for a single trading day, market volatility, the projected returns of intraday purchases, impact of the ARK Innovation ETF’s volatility, and projected returns for of the Fund for periods other than a single trading day.

Response. The Registrant has added the requested disclosure and charts. The Registrant has also attached a redline comparison of the Fund’s prospectus to this letter in order to help the Staff identify the added disclosure.

October 7, 2021

   2.        Comment. The Staff notes the novelty of the Fund’s investment strategy and requests that the Registrant delay the effectiveness of the Fund’s prospectus until the Staff can further study and understand the risks associated with the Fund’s strategy.

Response. The Registrant declines to delay the effectiveness of the Fund’s prospectus. The Registrant notes that the Fund’s strategy complies with all of the applicable provisions of the Investment Company Act of 1940, as amended and the Securities Act of 1933, as amended.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger